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                                                      Filed by AirGate PCS, Inc.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12(b) of the Securities Act of 1934
                                                     Subject Company: iPCS, Inc.
                                        Commission File No. 333-47682; 333-47688

[AirGate PCS LOGO]

                          Presentation Regarding the
                                Acquisition of

                                  [iPCS Logo]

                                August 29, 2001

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[AirGate PCS LOGO]

                            Safe Harbor Provisions

Certain statements contained in this presentation, such as statements concerning AirGate PCS', iPCS' or the combined company's anticipated performance, plans for growth and anticipated financial results and other factors that could affect future operations or performance and other non-historical facts, are forward looking statements made pursuant to the "safe-harbor" provisions of the Private Securities Litigation Reform Act of 1995. Since these forward looking statements are based on factors that involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward looking statements. Such factors include: the ability to successfully integrate the two businesses, the competitiveness and financial impact of Sprint PCS pricing plans, products and services; the ability of Sprint PCS to provide back office, customer care and other services; consumer purchasing patterns; potential fluctuations in quarterly results; an adequate supply of subscriber equipment; risks related to our ability to compete with larger, more established businesses; rapid technological and market change; risks related to future growth and expansion; the ability to successfully complete the build-out of the iPCS network, the potential need for additional capital, anticipated future losses; the significant level of indebtedness of the combined companies and volatility of AirGate PCS's stock price. For a detailed discussion of these and other cautionary statements and factors that could cause actual results to differ from those contained in this presentation, please refer to AirGate PCS's and iPCS' filings with the Securities and Exchange Commission ("SEC"), especially in the "investment considerations" section of AirGate PCS's Form 10-K for the fiscal year ended September 30, 2000, AirGate PCS's Form 10-Q for the fiscal quarter ended June 30, 2001, iPCS' Form 10-K for the fiscal year ended December 31, 2000, iPCS' Form 10-Q for the fiscal quarter ended June 30, 2001, and in subsequent filings with the SEC. In addition, EBITDA is a financial measure used in the financial community. It is not, however, a measure of financial performance under generally accepted accounting principles in the United States. Neither company will undertake to update or revise any forward-looking statement contained herein.

On January 8, 2001, the SEC declared effective iPCS' registration statement relating to the resale of up to 300,000 warrants to purchase shares of its common stock and the offer and sale of 2,929,699 shares of its common stock. iPCS has filed a registration statement with the SEC for an initial public offering of 8,333,333 shares of its common stock. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state. Offers to sell these securities will be made only by means of a prospectus.

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[AirGate PCS Logo]

                              Transaction Summary

Transaction Value                $899.8 million enterprise value
                                 (based on PCSA close on 8/28/01)

Consideration                    12.4 million common shares
                                 1.1 million shares reserved for options and warrants
                                 $96.9 million assumed net debt(1)

POPs Added                       7.4 million

Governance
  CEO                            Thomas M. Dougherty
  Board Seats                    iPCS will designate 3 Board seats (out of 9)

Structure                        Wholly-owned unrestricted subsidiary

Expected Closing                 End of February 2002

(1) Includes anticipated cash proceeds from the exercise of options and warrants.

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                                   Valuation

 . Acquisition implies a 20% discount to AirGate's enterprise value / total POP

(in millions, except per POP)                  AirGate           iPCS
-------------------------------------------------------------------------------
Total POPs                                          7.1             7.4
Fully Diluted Shares Outstanding                   14.9            13.5
Equity Value                                   $  886.9          $802.8
Enterprise Value                               $1,075.6          $899.8
Enterprise Value / Total POP                     $151            $121

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
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Overview of IPCS

[Map of various counties in Wisconsin, Michigan, Indiana, Illinois, Iowa and Nebraska]

 . 5th largest Sprint PCS affiliate
  - 7.4 million total POPs
  - 5.9 million planned covered POPs
  - over 107,000 subscribers (6/30/01)
 . Contiguous to Sprint PCS major
  Midwestern markets
  - Chicago
  - Detroit
  - Des Moines
  - Indianapolis
  - St Louis
 . 30 MHz of spectrum in most markets
 . Less competitive markets
 . Attractive demographics
  - high POP density
  - major corporate headquarters

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                                 iPCS Markets

Top 15 Markets                  State                  POPs(1)
--------------------------------------------------------------
Grand Rapids                    MI                   1,036,300
Saginaw-Bay City                MI                     632,200
Peoria                          IL                     464,900
Davenport-Moline                IA-IL                  430,100
Cedar Rapids                    IA                     281,400
Springfield                     IL                     266,400
Waterloo-Cedar Falls            IA                     260,600
Omaha (Partial)                 NE                     248,800
Decatur-Effingham               IL                     248,200
Traverse City                   MI                     235,600
Bloomington                     IL                     231,900
Muskegon                        MI                     220,400
Champaign-Urbana                IL                     218,800
Dubuque                         IA                     178,100
Des Moines (Partial)            IA                     170,900
--------------------------------------------------------------
     Total Top 15                                    5,124,600
All Other Markets                                    2,280,700
--------------------------------------------------------------
     Total Markets                                   7,405,300

(1) Data per the Rand McNally Commercial Atlas & Marketing Guide, 2000 Edition, as reported per individual BTA.

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                             Transaction Rationale

 . Creates premier Sprint PCS affiliate
  -- best markets
  -- largest number of covered POPs
 . Importance to Sprint PCS
  -- adjacent to 30 million Sprint PCS POPs in large markets
 . Positions AirGate for future growth
 . iPCS markets have attractive characteristics
  -- excellent demographics
  -- less competitive
  -- strong Midwest footprint

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[AirGate PCS LOGO]

                        Transaction Rationale (cont'd)

 .  Strong operating performance to date

   -  build-out almost complete

 .  Sprint PCS affiliate model facilitates integration

 .  Leverages best practices of the combined organization

 .  Fully funded with a significant cash cushion

 .  EBITDA break-even calendar Q3 2002

 .  Proactive management of shareholder liquidity

   -  shelf registration

   -  120 day lock-up

   -  planned secondary offering

   -  other lock-up provisions post-offering

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[AirGate PCS LOGO]

                          AirGate Footprint with iPCS

[Partial Map of Wisconsin, Michigan, Ohio, Indiana, Kentucky, Tennessee, North Carolina, South Carolina, Georgia, Illinois, Iowa and Nebraska setting forth AirGate territory and iPCS territory.]

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                             Pro Forma Statistics

(data in millions, except subscribers)                    AirGate         iPCS           Combined
---------------------------------------------------------------------------------------------------
Market Information(1):
     Licensed POPs (mm)                                       7.1            7.4            14.5
     Planned Covered POPs (mm)                                6.1            5.9            12.0
     Subscribers                                          179,403        107,412         286,815

2nd Calendar Quarter Financial Information (Ended June 30, 2001):
     Total Revenue                                          $47.6          $25.6           $73.2
     EBITDA (before non-cash comp)                           (8.3)          (7.7)          (16.0)
     EBITDA (pre-marketing and selling)                      10.4            2.2            12.6
     Fully Diluted Shares Outstanding                        14.9           13.5            28.4

(1)  As of June 30, 2001.

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[AirGate LOGO]

About iPCS

iPCS, Inc. is a Sprint PCS Network Partner providing Sprint PCS wireless personal communication services in the midwestern United States. iPCS has the exclusive right to provide mobile wireless personal communication network services under the Sprint PCS brand to a total population of more than 7.4 million in 37 markets located in Illinois, Michigan, Iowa and eastern Nebraska. The Company's territory includes Cedar Rapids, Champaign-Urbana, Grand Rapids, Peoria, the Quad Cities, Saginaw-Bay City, and Springfield.

iPCS' major shareholders include affiliates of The Blackstone Group LP, which is a significant shareholder through its Blackstone Communications Partners I and Blackstone Capital Partners III funds, Geneseo Communications, Inc. and Cambridge Telecom, Inc.

iPCS' filings with the Securities and Exchange Commission, including its Form 10-Q for the quarter ended June 30, 2001, are available at www.sec.gov.

About AirGate

AirGate PCS, Inc. is the exclusive manager and operator of Sprint PCS products and services throughout most of the state of South Carolina, including Charleston, Columbia and Greenville-Spartanburg, parts of North Carolina, including Asheville, Wilmington and Hickory, and the eastern Georgia cities of Augusta and Savannah. With a territory that includes more than 7.1 million POPs covering 62,000 contiguous square miles, AirGate PCS is one of the largest Sprint PCS affiliates based on the size of the population in its territory. As a Sprint PCS affiliate, AirGate PCS built its own PCS network to exclusively provide 100% digital, 100% PCS products and services under the Sprint and Sprint PCS brand names in its territory.

About Sprint

Spring is a global communications company serving 23 million business and residential customers in more than 70 countries. With more than 80,000 employees worldwide and $23 billion in annual revenues, Sprint is widely recognized for developing, engineering and deploying state of the art network technologies, including the United States' first nationwide all-digital, fiber-optic network. Sprint's award-winning Tier 1 Internet backbone is being extended to key global markets to provide customers with a broad portfolio of scalable IP products. Sprint's high-capacity, high-speed network gives customers fast, dependable, non-stop access to vast majority of the world's Internet content. Sprint also operates the largest 100-percent digital, nationwide PCS wireless network in the United States, already serving the majority of the nation's metropolitan areas including more than 4,000 cities and communities. For more information, visit the Sprint PCS web site at http://www.sprintpcs.com.

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Additional Information

In connection with the proposed merger, AirGate PCS, Inc. will file a proxy statement/prospectus with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The proxy statement/prospectus will be filed with the SEC by AirGate PCS, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents containing information about AirGate PCS, Inc. and iPCS, Inc., without charge, at the SEC's web site at www.sec.gov. Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus may also be obtained for free by directing a request to: Investor Relations, AirGate PCS, Inc., 233 Peachtree St. NE, Harris Tower Suite 1700, Atlanta, Georgia 30303,Phone: 404 525-7272, Fax: 404 525-7922.

In addition, the identity of the persons who, under SEC rules, may be considered "participants in the solicitation" of AirGate PCS shareholders in connection with the proposed transaction, and any description of their direct or indirect interests, by security holdings or otherwise, is available in an SEC filing under Schedule 14A made by AirGate PCS on December 20, 2000.

This communication is not an offer to purchase shares of iPCS, Inc., nor is it an offer to sell shares of AirGate PCS, Inc. common stock which may be issued in any proposed merger with iPCS, Inc. Any issuance of AirGate PCS, Inc. common stock in any proposed merger with iPCS, Inc. would have to be registered under the Securities Act of 1933, as amended and such AirGate, PCS, Inc. common stock would be offered only by means of a prospectus complying with the Act.

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